Exhibit 99.1
NYSE Release
BABCOCK & BROWN AIR REPORTS FOURTH QUARTER AND
FULL YEAR 2008 RESULTS
Dublin, Ireland, March 5, 2009 - Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2008.
Fourth Quarter Highlights
▪	Net income of $9.4 million, EPS of $0.28

▪	Available Cash Flow of $35.9 million, $1.07 per share

▪	Unrestricted cash of $56.8 million at quarter end

▪	Pre-tax gain of $6.5 million from sale of one aircraft

▪	Repurchased one million shares for $5.0 million

▪	Fourth quarter dividend of $0.20 per share
2008 Highlights
▪	Net income of $48.1 million, EPS of $1.44

▪	Available Cash Flow of $139.2 million, $4.15 per share

▪	Unrestricted cash increased from $15.6 million to $56.8 million

▪	Pre-tax gain of $11.4 million from the sale of two aircraft

▪	$73.7 million returned to shareholders through dividends and share buybacks
“B&B Air has entered 2009 in a sound financial position after a successful year in 2008,” said Colm Barrington, Chief Executive Officer of B&B Air. “During 2008, we increased our portfolio from 52 to 62 aircraft through the acquisition of twelve modern, fuel-efficient aircraft and the sale of two aircraft from our original portfolio. This allowed us to maintain an average age of 6.4 years for our portfolio with an average remaining lease term of 5.5 years at year end. Despite five premature lease returns and three scheduled lease re-marketings in 2008, all but one of our 62 aircraft were on lease or committed for lease at year end. We are particularly pleased that we sold two aircraft during the year for an aggregate net gain of $11.4 million, a prime example of the company’s active portfolio management strategy.”
“In 2008, B&B Air expanded its fleet of modern commercial aircraft, further diversified its lessee base, significantly increased its Available Cash Flow, and returned $73.7 million to shareholders in the form of dividends and share buybacks,” added Barrington. “In addition, we repaid $24.9 million of debt and increased our unrestricted cash by $41.1 million to $56.8 million. Despite general economic and market uncertainties, B&B Air had a very successful first full year as a public company and is well-positioned for the future.”
Fourth Quarter and Full Year 2008 Financial Results

The 2008 financial results are the first full year results for B&B Air as a public company, as the company completed its listing on October 2, 2007. The fourth quarter 2007 financial results include 45 of the 47 aircraft in the initial portfolio for an average period of approximately two months and seven other aircraft that were acquired in November and December 2007. The 2008 full year results include these 52 aircraft, the remaining two aircraft from the Initial Portfolio, and ten more aircraft that were acquired in 2008. Separately, two aircraft were sold in September and October 2008. Please see the table in the Aircraft Portfolio section below for a breakdown of the portfolio by aircraft type and by period.
B&B Air’s basic and diluted earnings per share were $0.28 and $1.44 in the fourth quarter and full year 2008, respectively. The fourth quarter earnings per share compare favorably to $0.13 in the fourth quarter of the previous year, primarily due to the contribution of a full quarter of operations, the portfolio growth and the gain on the sale of an aircraft. The fourth quarter 2008 results include the negative impact of an accounting change related to certain lessor contributions to maintenance. These costs were previously capitalized when incurred and depreciated over the period until the next maintenance event. These costs are now treated as lease incentives and amortized over the lease term as a reduction of lease revenue. The impact of this change totaled $2.3 million, or $0.06 per share, in 2008.
Net income in the fourth quarter of 2008 was $9.4 million, compared to $4.4 million for the same period in the previous year. Net income for the full year 2008 was $48.1 million.
Total revenues in the fourth quarter of 2008 were $60.7 million, compared to $33.3 million in the same period in the previous year. Fourth quarter lease revenue was $53.7 million compared to $28.4 million in the same period of the previous year. Also included in fourth quarter 2008 total revenues is a gain of $6.5 million on the sale of an aircraft and interest and other income of $0.5 million. Total revenues in 2008 were $236.1 million, consisting of $221.4 million of lease revenue, an $11.4 million gain on the sale of aircraft and $3.3 million of interest and other income. Included in lease revenue for 2008 is $11.7 million of end of lease revenue.
Total expenses in the fourth quarter of 2008 were $49.9 million, compared to $27.6 million in the same period in the previous year. The increase in expenses was primarily due to the increase in the size of the portfolio, along with fourth quarter 2008 expenses of $1.7 million associated with repossession, maintenance and re-leasing of aircraft repossessed in earlier periods. Total expenses in 2008 were $181.1 million.

Depreciation expense in the fourth quarter of 2008 was $20.2 million compared to $8.6 million for the same period in the previous year. The increase is mainly due to a full quarter of operations in 2008 along with the increased portfolio size.
Interest expense in the fourth quarter of 2008 was $22.6 million compared to $14.6 million for the same period in the previous year. Again, the increase is mainly because of the increased portfolio size along with the write off of debt issue costs and discount associated with early repayment of securitization debt.
Selling, general and administrative expenses were $5.3 million in the fourth quarter of 2008 compared to $4.2 million in the same period of the previous year. Fourth quarter 2008 SG&A was 8.7% of total revenues as compared to 8.9% of total revenues for the full year.
Maintenance and other costs were $1.9 million and $4.3 million for the fourth quarter and full year of 2008 respectively. Full year maintenance and other costs include $2.9 million associated with the repossession and releasing of five aircraft.
The provision for income taxes was $1.4 million and $6.9 million for the fourth quarter and full year 2008 respectively. The effective income tax rate for the fourth quarter of 2008 was 13.3% compared to 23.1% for the same period in the previous year. The provision for income taxes for the year 2008 includes recognition of benefits associated with foreign taxes paid in prior periods and represents an effective tax rate of 12.5%.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs and the deferred tax provision, was $35.9 million and $139.2 million for the fourth quarter and full year 2008 respectively. This equates to $1.07 and $4.15 per share, respectively. The ACF of $1.07 per share for the fourth quarter of 2008 compares to $0.44 for the same period in 2007.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend and Share Repurchases
On January 22, 2009 B&B Air declared a dividend of $0.20 per share in respect of the fourth quarter of 2008. This dividend was paid on February 20, 2009 to shareholders of record on February 6, 2009. This dividend represents 19% of ACF per share for the fourth quarter and the aggregate dividends of $1.70 per share for the full year 2008 represents 41% of ACF for the year.

During 2008, B&B Air returned $67.1 million to shareholders in the form of cash dividends. In addition, under the share repurchase program authorized in June 2008, B&B Air repurchased 1.1 million shares for an aggregate cost of $6.6 million.
B&B Air’s Board of Directors has approved an extension of the previously authorized share repurchase program. Under the repurchase program, B&B Air is authorized to repurchase up to $23.4 million of its shares through June 2010. B&B Air expects to make further share repurchases from time to time in open market or in privately negotiated transactions. The timing of the share repurchases under the program will depend upon a variety of factors, including market conditions, and may be suspended or discontinued at any time.
Financial Position
At December 31, 2008, B&B Air’s total assets were $2.09 billion compared to $1.59 billion at the end of 2007, an increase of 31%. Most of B&B Air’s year end 2008 assets consist of flight equipment under operating lease having a net book value of $1.83 billion. Also included is $170.4 million of restricted and unrestricted cash and cash equivalents. Unrestricted cash and cash equivalents has increased from $15.6 million at December 31, 2007 to $56.8 million at December 31, 2008.
Aircraft Portfolio
All of the aircraft in B&B Air’s portfolio are currently on lease, except for one of the five aircraft repossessed during 2008. The remaining four repossessed aircraft have been re-leased at rentals that exceed the previous rentals. The aircraft are on lease to 36 lessees in 19 countries.
The table below shows the aircraft in B&B Air’s initial 47 aircraft portfolio and the portfolios on December 31, 2007, September 30, 2008, and December 31, 2008:

Portfolio On	Oct 2, 2007		Dec 31, 2007		Sep 30, 2008	Dec 31, 2008
Airbus A319	5		9		10	10
Airbus A320	16	[1]	16	[1]	18	17
Airbus A330	—		—		1	1
Boeing 737	16	[1]	16	[1]	19	19
Boeing 747	—		—		1	1
Boeing 757	9		10		12	12
Boeing 767	1		1		1	1
Boeing 777	—		—		1	1
Total	47		52		63	62

[1]	One Airbus A320 and one Boeing 737 from the Initial Portfolio were transferred to B&B Air in February 2008 and were not included in the Portfolio on December 31, 2007.
On December 31, 2008, the average age of B&B Air’s portfolio was 6.4 years weighted by the net book value of each aircraft. The average remaining lease term was 5.5 years, also weighted by value and including the aircraft off-lease at a lease term of zero. At December 31, 2008, our annualized contracted lease rentals were $226.3 million.

Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday March 5, 2009.
Participants should call +1-706-643-7953 (International) or 866-696-7906 (North America) and enter confirmation code (70815822). A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code (70815822). The replay recording will be available until March 19, 2009.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, please visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown
+ 1-212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Operations
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

			Period from
	Three months	Three months	Inception	Year
	ended	ended	(May 3, 2007) to	ended
	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues
Operating lease revenue	$26,042	$53,738	$26,042	$218,940
Finance lease income	2,365	—	2,365	2,446
Gain on sale of aircraft	—	6,458	—	11,437
Interest and other income	4,927	488	4,927	3,315

Total revenues	33,334	60,684	33,334	236,138

Expenses
Depreciation	8,573	20,172	8,573	74,161
Interest expense	14,628	22,571	14,628	81,689
Hedging costs	—	—	1,725	—
Selling, general and administrative	4,226	5,250	4,866	20,989
Maintenance and other costs	165	1,904	165	4,307

Total expenses	27,592	49,897	29,957	181,146

Net income before provision for income taxes	5,742	10,787	3,377	54,992
Provision for income taxes	1,327	1,437	1,032	6,867

Net income	$4,415	$9,350	$2,345	$48,125

Weighted average number of shares	33,238,195	33,439,998	12,584,008	33,524,074
Basic and diluted earnings per share	$0.13	$0.28	$0.19	$1.44
Dividends declared and paid per share	$—	$0.50	$—	$2.00

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

	December 31, 2007	December 31, 2008
	(Audited)	(Audited)

Assets
Cash and cash equivalents	$15,616	$56,763
Rent receivables	832	4,148
Restricted cash and cash equivalents	112,621	113,658
Flight equipment held for operating lease, net	1,309,142	1,830,612
Investment in direct finance leass, net	74,693	—
Deferred tax asset, net	36,712	40,734
Fair market value of derivative asset	—	2,368
Other assets, net	39,610	37,891

Total assets	1,589,226	2,086,174

Liabilities
Accounts payable and accrued liabilities	7,983	13,809
Rentals received in advance	7,675	9,476
Payable to related parties	1,651	2,728
Security deposits	22,899	35,664
Maintenance payment liability	49,850	88,526
Notes payable, net	850,660	826,301
Borrowings under aircraft acquisition facility	132,573	597,471
Fair market value of derivative liabilities	18,731	113,374
Other liabilities	6,702	9,412

Total liabilities	1,098,724	1,696,761

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,603,450 and 32,488,911 shares issued and outstanding at December 31, 2007 and 2008, respectively	34	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	506,339	499,882
Notes receivable for common shares	(1,827)	—
Retained earnings (deficit)	2,345	(16,584)
Accumulated other comprehensive loss, net	(16,389)	(93,917)

Total shareholders’ equity	490,502	389,413

Total liabilities and shareholders’ equity	$1,589,226	$2,086,174

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial
     Measure to Net Income
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

			Period from
	Three months	Three months	Inception	Year
	ended	ended	(May 3, 2007) to	ended
	December 31,	December 31,	December 31,	December 31
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	$4,415	$9,350	$2,345	48,125
Add:
Depreciation	8,573	20,172	8,573	74,161
Amortization of lease incentives	—	2,333	—	2,333
Amortization of debt issuance costs	1,467	2,443	1,467	7,532
Provision for deferred income taxes	331	1,630	36	7,054

Available cash flow	$14,786	$35,928	$12,421	$139,205

Weighted average share outstanding	33,238,195	33,439,998	12,584,008	33,524,074
Available cash flow per share	$0.44	$1.07	$0.99	$4.15

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, and provision for deferred income taxes. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.